Blanchard, Krasner & French

TELEPHONE: (858) 551-2440	A PROFESSIONAL CORPORATION	ALAN W. FRENCH
FACSIMILE: (858) 551-2434		(Deceased)
E-MAIL: bkf@bkflaw.com	800 SILVERADO STREET, SECOND FLOOR
WEB: http://www.bkflaw.com	LA JOLLA, CALIFORNIA 92037

July 19, 2005

Via Facsimile and Overnight Delivery
(202) 772-9217

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Planet Technologies, Inc. (the “Company”)
Amendment No. 1 to Preliminary Schedule 14-A
File Number 0-26804
Our file: 1036-122

Dear Mr. Riedler:

     This letter is sent in response to your letter dated July 14, 2005 wherein the Commission provided comments to the Company’s Preliminary Schedule 14-A (“Proxy Statement”) and Form 10-KSB for the year ended December 31, 2004.

     Per my telephone conversation with Daniel Greenspan, please find all revised pages of the Proxy Statement and the Disclosure Schedules for ACP and the Company as related to the Agreement and Plan of Merger.

     Please find directly following are the SEC Comments and our response to each such Comment.

SEC Comment 1:

It does not appear that the Company’s response letter, dated June 30, 2005, has been field on the EDGAR database. Please file this letter on EDGAR under the form type label “CORRESP” as soon as possible, or if applicable, advise us that this filing has already been made.

Response:

Pursuant to your Comment 1, we have filed the June 30, 2005, Planet Response Letter as of July 15, 2005.

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
July 19, 2005

SEC Comment 2:

We note your inclusion of the “Key to SEC Comments” in the June 30 response letter, which cross-references our numbered comments to the relevant changed pages in the revised Proxy Statement. While this key is extremely helpful, please considering including complete written responses to all our comments in your next response letter. Although not required, it is our experience that written responses to all of our comments in your next response letter. Although not required, it is our experience that written responses to each of our comments explaining the company’s position and describing the extent of any revisions to the filing greatly facilitate the review process and in many cases may obviate the need for further comment

Response:

Pursuant to your Comment 3, we are providing you with this detailed responsive letter.

SEC Comment 3:

We note your response to comment 4 of our prior letter dated May 26, 2005, and the associated revisions to your proxy statement disclosure. Please note, however, that Item 13(c) of Schedule 14A relates only to information required by paragraph (a) of Item 13. This includes financial information, management’s discussion and analysis of financial condition, changes in and disagreements with accountants and so on, but does no t include agreements and plans of merger or portions of state statutes. Note, further, that Items 13(b)(1) and (2) of Schedule 14A specifically contemplate only the incorporation by reference of information contained in previously filed public documents. Also, Instruction D. to Schedule 14A states, “Information may be incorporated by reference only in the manner and to the extent specifically permitted in the items of this schedule.” Accordingly, please delete your reference to Exhibits “C” and “D” at the bottom of page 47, as these may not be incorporated by reference into the Proxy Statement.

Response:

Pursuant to your Comment 3, we have removed any reference to Exhibits “C” and “D” at the bottom of page 47.

SEC Comment 4:

We note your response to comment 6 of our prior letter and the associated revisions to your proxy statement disclosure. Notwithstanding your revisions, however, there still appears to be references to the Asset Purchase Agreement (page v) and the purchase of assets and liabilities of ACP (page 13). Therefore, we reissue the comment. Please revise the proxy statement as necessary on the pages cited and elsewhere to the extent that there is any confusion concerning whether the transaction with ACP is a merger or an asset purchase agreement.

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
July 19, 2005

Response:

Pursuant to your Comment 4, the language “Vote Required to Approve Asset Purchase and Merger” has been changed to “Vote Required to Approve the Agreement and Plan of Merger and the Merger” (page v), and the second paragraph first sentence of page 13 has been revised to state: “On March 7, 2005, the Company entered into an Agreement and Plan of Merger (the “Agreement”) with ACP, whereby the Company agreed, subject to shareholder approval, to merge with ACP (the “Merger”).”

We have searched the document for the words “Asset” and “Purchase” and believe all lingering references have been caught.

SEC Comment 5:

We note our prior Comment 7 and your response. Article 6.03 and the disclosure you have added on page 19 of the proxy statement indicate that you have agreed to register the issuance of common stock in the merger to Mr. Dawson. However, it appears that the registration statement of the sale of the common stock will not occur until after the shares are issued to Mr. Dawson at the effective time. It does not appear to us that you can register the primary issuance of the shares to Mr. Dawson after those shares have been issued to him. Alternatively, it appears that you may be able to register the resale of the shares issued to Mr. Dawson in the merger, after the effective time. Supplementally, please advise us as to whether you plan to register the primary issuance of stock to Mr. Dawson or the resale of stock by him, and provide corresponding disclosure in the proxy statement.

Response:

Pursuant to your Comment 5, we have revised the sentence to the “Registration Statement” paragraph on page 19 to read as follows [changes in italics]: “The Company has agreed no later than sixty (60) days after the effective date of the Merger, to file a registration statement on Form SB-2 or other applicable form with the SEC to register the resale of the shares of Company common stock issued to Mr. Dawson in connection with the Merger.”

SEC Comment 6:

We note your response to comment 10 of our prior letter and the associated revisions to your proxy statement disclosure. Notwithstanding your revision, however, we reissue the comment in its entirely. The summary of the Proposal 2 on revised page v and the discussion of voting rights on page 1 now appear to avoid any mention of the proxy holders’ discretionary power to cumulate votes, but the body of the proxy statement nevertheless continues to include this statement on page 32. As we previously commented, this disclosure on page 32 suggests on that proxy holders may, at their choosing, decide to cast the proxy granters’ votes for directors in whatever proportion the proxy holders determine.

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
July 19, 2005

Please revise to make your disclosure on page 32 and elsewhere consistent with the rest of the proxy statement by deleting this reference to discretionary cumulative voting on the part of proxy holders on page 32. In the alternative, please confirm supplementally by written response, providing reasoning which supports your apparent conclusion, that California corporate law allows this grant of discretionary authority over cumulative voting. If you opt for this alternative, please make clear in your disclosure on page 32 and elsewhere as appropriate (including the proxy card) that shareholders are conferring this right upon the proxy holders and explain that, unless instructed otherwise, proxy holders may allocate their cumulated votes for the director nominees in whatever proportion they choose, name the proxy holders as part of this disclosure and state their intentions as to voting such proxies.

Response:

Pursuant to your Comment 6, under Proposal 2, Election of Directors, page 32 second paragraph, we have deleted the following language from the end of the first sentence “subject to the discretionary power to cumulate votes.” The sentence now reads: “Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named below.” We have searched the document for the words “discretionary power” and believe all references have been corrected.

SEC Comment 7:

We note your response to comment 12 of our prior letter and the associated revisions to your proxy statement disclosure. However, there appears to be a discrepancy between the number of options granted to officers and directors under the 2000 Stock Option Plan as described on page v (i.e., options for 125,000 shares, exclusive of the options for 100,000 shares granted to Mr. Stuebe). Please revise this discrepancy or provide us with an explanation.

Response:

Pursuant to your Comment 7, we have amended page v, Proposal 3 – Amendment to the 2000 Stock Option Plan Section, paragraph 2, to reflect the correct number of options issued by the Company to officers and directors: “In addition, the Company has issued a total of 226,043 options to officers and directors of the Company for services provided that are subject to shareholder approval of this Proposal 3.” This revision comports with the options shown on the New Plan Benefits – 2000 Plan Table on page 43 of the Proxy Statement and includes those options issued subsequent to December 31, 2004.

SEC Comment 8:

We note your response to comment 14 of our prior letter and the associated revisions to your proxy statement disclosure. As was the case with the previous version of the proxy statement, you disclose in the Introduction that “abstentions with be counted towards the tabulation of votes cast on proposals presented to the shareholders and will have the same effect as negative votes.”

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
July 19, 2005

It appears that you have revised your disclosure on page iii and 2 to the effect that the vote required for approval of Proposals 3 and 4 is the affirmative vote of a majority of the shares represented and voting, either present in person or represented by proxy. Likewise, on page 46, you state that abstentions and broker non-votes will not be counted for purposes of determining whether or not Proposal 4 has been approved. It appears that the vote required for approval of Proposals 3 and 4 is the affirmative vote of a majority of the shares represented. If this is indeed the correct standard for approval of Proposals 3 and 4, it seems to us that abstentions would have no effect on approval, rather than the same effect as negative votes. As to each proposal, throughout the proxy statement, please revise to make consistent the language concerning the effect of abstentions and broker non-votes. See Item 21(b) of Schedule 14A.

Response:

Pursuant to your Comment 8, and to remove any implication that abstentions will have the same effect as negative votes, we have removed the last two sentences from paragraph 5, page 1, and we have revised the language each place it appears for Proposals 3 and 4 that the vote required is as follows: “Assuming a quorum is present, the affirmative vote of a majority of the shares represented and voting, either present in person or represented by proxy at the meeting are required to vote in favor.” See page iv.

SEC Comment 9:

Please revise this section so that your risk factor headings are all the same in font and style of the headings that appear on pages 8 through 12. The headings that appear on pages 5 through 8 in the first half of this section appear in all capital letter, which is inconsistent with the remainder of your Risk Factors section.

Response:

Pursuant to your Comment 9, we have revised the headings in the Risk Factors Section so that each heading is in italics and not in caps.

SEC Comment 10:

We note your response to comment 61 of our prior letter and the associated revisions to your proxy statement disclosure. Notwithstanding your changes, we reissue the comment in part. Our prior comment 61 requested that you also disclose whether any third party has indicated its intention to terminate its agreement with either company or to defer or delay a decision affecting its agreement with either company in response to the contemplated transactions. Also, if the merger will trigger any change in control or similar provision in contracts of either company which could have a material effect on the combined company, you should discuss them in your Risk Factors section and quantify the effect(s) to the extent possible.

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
July 19, 2005

Response:

Pursuant to your Comment 10, we have added a new paragraph directly under Dissenter’s Rights on page 17: “Third Party Agreements. No third party has indicated its intention to terminate its agreement with either Planet or ACP or to defer or delay a decision affecting its agreement with either company in response to the contemplated Merger. Further, the Merger will not trigger any change of control or similar provisions in contracts of either company that would result in a material effect on the combined company.”

SEC Comment 11:

We note your response to comment 65 of our prior letter and the associated revisions to your proxy statement disclosure. Notwithstanding your changes, we reissue the comment in part. Please clarify the nature of the risk to shareholders if the parties waive one or more of the conditions to the merger, and the board decides not to resolicit shareholder approval.

Response:

Pursuant to your Comment 11, the following language has been added as the final sentence of the Waiver of Conditions paragraph on pages 6 and 7: “The Board would only waive a Condition after making a determination that any such waiver would have no material effect on the rights and benefits the Company and its shareholders expect to receive from the Merger. At this time the Board does not contemplate or intend to waive any of the Conditions of the Agreement. If the Board chooses to waive a condition, a shareholder will not have an opportunity to vote on that waiver and the Company and shareholders will not have the benefit, if any, of the condition waived.”

SEC Comment 12 and 13:

We note your response to comment 50 of our prior letter and the associated revisions to your proxy statement disclosure on page 13 in the section entitled “Reasons for the Merger.” However, our comment asked that you expand the risk factor to quantify the working capital deficit. Please make this change.

Response:

Pursuant to your Comment 12 and 13, the following language has been added to the Additional Capital Section on page 9: “In the past, the Company has met its capital needs through private placements directed toward accredited investors and advances from affiliates. As of March 31, 2005, the unaudited pro forma condensed combined balance sheet for Planet and ACP shows combined current assets of $1.3 million and combined current liabilities of approximately $1.7 million, resulting in a working capital deficit of approximately $400,000. In addition, we will need $1.5 million to complete the merger. To fund the working capital deficit, complete the merger and raise cash for operations, we have raised $250,000 since March 31, 2005, as part of a

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
July 19, 2005

$3.0 million private placement and raise an additional $2.75 million immediately prior to the closing of the Merger.

The directly following paragraph is revised to read as follows [changes in italics]: After completion of our $3.0 million private placement and the merger, we anticipate that our existing resources combined with revenues will enable us to maintain our current and planned operations through December 31, 2005. However, changes in our plans or other events affecting our operating expenses, such as acquisition opportunities, may cause us to expend our existing resources sooner than expected.

SEC Comment 13:

In addition, our prior comment 50 requested that your revise the disclosure to state the combined company will require additional capital in the future and describe generally how the company met its capital needs in the past. Please make these changes as well.

Response:

Pursuant to your Comment 13, we have removed the word “may” and replaced it with the word “will.” Further, we have added the following sentence: “In the past, the Company has met its capital needs through private placements directed toward accredited investors. Presently, the Company anticipates a private placement which will result in an additional $2,700,000 of working capital for the Company.”

SEC Comment 14:

Please delete the risk factor on page 12 entitled “The departure of key personnel. . . ,” as this appears redundant with the risk factor that you have already included on page 10.

Response:

Pursuant to your Comment 14, the risk factor on page 12 entitled “The departure of key personnel...” has been deleted.

SEC Comment 15:

We note your response to comment 86 of our prior letter and the associated revisions to your proxy statement disclosure. Please clarify , in the sentence that begins “Certain officers and directors of the Company hold options” at the top of page 12, that the shares underlying these option are in addition to the 1,955,397 shares of common stock outstanding at December 31, 2004.

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
July 19, 2005

Response:

Pursuant to your Comment 15, the following language has been added to the second paragraph on page 12: “The shares underlying these options are in addition to the 1,955,397 shares of common stock outstanding at December 31, 2004.”

SEC Comment 16:

We note your response to comment 20 of our prior letter. In addition to the materials already provided, please include copies of the Schedules to the Agreement and Plan of Merger with your next response letter.

Response:

Pursuant to your Comment 16, the Schedules to the Agreement are included for your review.

SEC Comment 17:

We note your response to comment 23 of our prior letter and the associated revisions to your proxy statement disclosure. Notwithstanding your revisions, we reissue the comment in part. Your disclosure, in its current form on page 13, does no clearly indicate the amount of debt Mr. Dawson will forgive in exchange for the $1.5 million payment in connection with the merger. Please revise to disclose the amount of money ACP owes to Mr. Dawson. The wording, “represents payment in full,” is not necessarily indicative of this amount, as it merely reflects the fact that Mr. Dawson has agreed to accept the consideration as payment in full for the obligations owed to him by ACP. In addition, we note that any changes that make in response to this comment will likely also impact your disclosure on page 16 in the last bullet point under the title “Completion of the Merger,” as it relates to the same subject matter.

Response:

Pursuant to your Comment 17, sentence 3 of paragraph 3 is revised to read: “The stock and cash to Dawson represents consideration of payment in full of all indebtedness of ACP to Dawson, its sole shareholder and satisfies the note payable to stock holder in the amount of $4,850,000 as of March 31, 2005.” In addition, the second sentence of the final paragraph of the Completion of Merger Section on page 16 is revised to read: “These obligations represent cash loans made by Mr. Dawson to ACP in the total amount of $4,850,000 as of March 31, 2005.”

SEC Comment 18:

We note your response to comment 2 of our prior letter and associated revision to your proxy statement disclosure. Nevertheless, it appears that very little of this section has changed in response to our comment. Therefore, we reissue the comment in its entirety.

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
July 19, 2005

Response:

Pursuant to your Comment 18, the following language is added to the Reasons for the Merger Section on pages 13 and 14: “From a business perspective, the Board considered the potential value of the ACP customer list and the ability to call those customers through Planet’s outbound telemarketing program, creating a larger pool of exiting users of allergy avoidance products that fall within an exemption from the “Do-Not-Call” list as existing customers of the combined company. In addition, when looking at the products of each company, the Board determined there would be an opportunity to sell the Allergy Free® Permanent Filters to the ACP customer base, as the Allergy Free® Permanent Filters were deemed superior to those of ACP and provide a better profit margin at sale than the current ACP product line in that area. Similarly, the Board determined there would be an opportunity to sell ACP’s bedding products to Planet’s customer base, as the Board deemed the ACP bedding products superior to those marketed by Planet.”

SEC Comment 19:

We note your response to comment 27 of our prior letter. However, we are unable to locate the supplementary non-public information to which you refer. Accordingly, we reissue the comment in full.

Response:

Pursuant to Comment 19, we are resending the documents which we previously sent to you on June 30, 2005.

SEC Comment 20:

We note your response to comment 15 of our prior letter and the associated revisions to your proxy statement disclosure. In addition to these changes, please include instructions describing what must be stated in a dissenting shareholder’s demand for purchase. Refer to paragraph (c) of Section 1301 of the California Corporations Code. Rather, you are required to disclose in the body of the Proxy Statement all of the key provisions of these sections sufficient to enable a dissenting shareholder to exercise its right to demand payment of its shares from the Company. This discussion should include mention of the timing and deadlines applicable to each step in the process.

Response:

Pursuant to your Comment 20, the following language is added to the first paragraph of the Dissenters’ Rights Section: “The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the Company purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed Merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.”

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
July 19, 2005

SEC Comment 21:

We note your response to comment 33 of our prior letter and the associated revisions to your proxy statement disclosure. Notwithstanding your revisions, we reissue the comment in part. Your statement that this section is a “summary of the [sic] some of the material terms of the Agreement and Plan of Merger” is not appropriate. Instead, your disclosure should include all the material terms of the Agreement and Plan of Merger. Please revise accordingly.

Response:

Pursuant to your Comment 21, in the first sentence of The Agreement and Plan of Merger Section on page 17 the word “some” has been replaced with the word “all.”

SEC Comment 22:

We note your response to our comment 82 and we reissue our comment. Please confirm that the fair value and not nominal value of the President/CEO and Chairman of the Board has been used in determining compensation expense in the financial statements.

Response:

Planet included only the nominal amount paid to the President/CEO in compensation expense in Operating Expenses reported in its Financial Statements for the period ended December 31, 2004, and March 31, 2005, which totaled $100 and $300, respectively. In exchange for Mr. Glenn foregoing a salary, the Company granted him non-qualified stock options, which have been valued at a fair value of $351,900, using the Black-Scholes option-pricing model. As explained in Note 2 in the Form 10-KSB, the Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation”, provides for the use of a fair value based method of accounting for stock-based compensation. However, SFAS 123 allows an entity to continue to measure compensation cost for stock options granted to employees using the intrinsic value method of accounting prescribed by Accounting principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”, which only requires charges to compensation expense for the excess, if any, of the fair value of the underlying stock at the date a stock option is granted over the amount the employee must pay to acquire the stock. For Mr. Glenn’s options, there was no intrinsic value at the date of grant so no compensation expense was recorded by the Company. The footnotes to the Financial Statements disclose, under the heading “Stock Based Compensation,” the estimated fair market value of stock based compensation and the pro forma amount by which net loss would have increased. The total fair value of the stock options has been determined to be comparable to salaries for President/CEOs of similar companies. Planet believes this reporting is consistent with current GAAP. In addition, the Company discloses in its 10KSB that pursuant to revisions to SFAS No. 123 “Accounting for Stock-Based Compensation,” that it will start recognizing the fair value of stock based

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
July 19, 2005

compensation not later than its first quarter 2006 under one of the two methods allowed by SFAS 123R.

     Please contact me at your earliest convenience with any questions or concerns. We appreciate the Commission’s responsiveness and assistance, and as soon as we hear back from the Commission, we will file the Definitive Proxy Statement. We have rescheduled the shareholder meeting for July 29, 2005 and time is of the essence.

Very truly yours,

/s/ Reggie F. Borkum

Reggie F. Borkum
Enclosure(s)		for Blanchard, Krasner & French
cc:	Mr. Scott Glenn
Mr. Daniel Greenspan
Robert W. Blanchard, Esq.